[GRAPHIC    ATEL
 OMITTED]   CAPITAL GROUP



                                 August 3, 2009


BY EDGAR AND OVERNIGHT DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance, Mail Stop 4631
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549-4631

      Re: ATEL Capital Equipment Fund XI, LLC (the "Company" or "registrant") Form 10-K for the fiscal year ended December 31, 2008
             Form 10-Q for the period ended March 31, 2009
             SEC File No. 0-51858

Dear Mr. Decker:

     This letter is in response to your letter dated July 14, 2009, addressed to me as Chief Financial Officer of the above-referenced Company, regarding the referenced reports.

     The Company's supplemental responses to the comments in your letter are set forth below, with captions and numbered responses keyed to the captions and numbered comments in your letter.

              FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

General

1. The supplemental responses include the Company's proposed revisions to be made to future filings. Subject to the Staff's concurrence with the adequacy of the proposed revisions in response to its comments, all such revisions will be included in future filings as appropriate.

Management's Discussion and Analysis

Results of Operations, page 10

2. The registrant will consider presenting its utilization percentages for assets under lease in a similar manner to the presentation included on page 12 of the Form 10-K for the year ended December 31, 2008 for ATEL Capital


           600 California Street, 6th Floor, San Francisco, CA 94108
         Main 415.989.8800     Facsimile 415.989.3796     www.atel.com

Mr. Rufus Decker
August 3, 2009
Page 2

     Equipment Fund X, LLC, and will also consider discussing any significant changes from period to period.

Financial Statements

Notes to Financial Statements

Note 2,  Summary of Significant Accounting Policies

Equipment on Operating Leases and Related Revenue Recognition, page 20

3. The registrant's leased equipment is primarily leased under triple net leases under which the lessee bears all of the maintenance costs. As a result, the actual equipment maintenance charges incurred by the registrant in 2008 and 2007 have not been significant. As a consequence, the registrant has not recognized the expense until it was fixed and/or determinable, which is generally upon receipt of the related third party invoice. The full year maintenance expenses have not exceeded $250 in either 2008 or 2007.

Note 4, Notes Receivable, Net, page 25, and Note 6, Investment in Equipment and Leases, page 27

4. For Notes Receivable, Net, the registrant's footnote disclosure will be revised to include quantification of the amount of notes receivable in non-accrual status as of the end of each period presented, as indicated pro forma below (as appropriate for each period):

     "The Company has various notes receivable from borrowers who have financed the purchase of equipment through the Company. The terms of the notes receivable are 24 to 120 months and bear interest at rates ranging from ___% to ___%. The notes are secured by the equipment financed.

     At December 31, 200y, the Company recorded an impairment provision totaling $____ related to ___ notes receivable, ___ of which remained in the portfolio as of December 31, 200y.

     The amount of notes receivable, net, in non-accrual status as at December 31, 200z and 200y totaled $________ and $__________. There were no additional impaired notes at December 31, 200x.

     For direct financing leases, the registrant's footnote will be revised to include tabular disclosure of such leases placed in non-accrual status as of the end of each period presented, as indicated pro forma below (as appropriate for each period):


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Mr. Rufus Decker
August 3, 2009
Page 3

Direct financing leases:

As of December 31, 200y, investment in direct financing leases consists of manufacturing equipment. The following lists the components of the Company's investment in direct financing leases as of December 31, 200y and 200x (in thousands):

                                                 200y                200x
                                              ------------       -------------
Total minimum lease payments receivable       $     1,647        $        299

Estimated residual values of leased
   equipment (unguaranteed)                            75                 615
                                              ------------       -------------
Investment in direct financing leases               1,722                 914

Less unearned income                               (1,092)                (89)
                                              ------------       -------------
Net investment in direct financing leases     $       630        $        825
                                              ============       =============

Net investment in direct financing leases
placed in non-accrual status                  $      XXXX        $       XXXX
                                              ============       =============

Note 5,  Allowance for Credit Losses, page 26

5. This will confirm that a new cost basis is assigned by the registrant for any assets for which an impairment loss is recorded and that impairment losses are not reversed, in accordance with SFAS 144.

Note 8,  Non-Recourse Debt, page 29, and Note 9, Borrowing Facilities, page 30

6. The non-recourse note payable referred to in Note 8 of the registrant's Form 10-K does not contain any material financial covenant. The note is secured by a lien granted by the registrant to the non-recourse lender on (and only on) the discounted lease transaction. The lender has recourse only to the following collateral: the specific leased equipment; the related lease chattel paper; the lease receivables; and proceeds of the foregoing items. The non-recourse obligation is payable solely out of this specific security and the registrant does not guarantee (nor is the registrant otherwise contractually responsible for) the payment of non-recourse note as a general obligation or liability of the registrant. Although the registrant does not have any direct general liability in connection with the non-recourse note apart from the security granted, the registrant is directly and generally liable and responsible for certain representations, warranties, and covenants made to the lender, such as warranties as to genuineness of the transaction parties' signatures, as to the genuineness of the lease chattel paper or the transaction as a whole, or as to the registrant's good title to or perfected interest in the secured collateral, as well as similar representations, warranties and covenants typically provided by non-recourse borrowers and customary in the equipment finance industry, and are viewed by the such industry as being consistent with a non-recourse discount financing obligation. Accordingly, as there are no financial covenants or ratios imposed on the registrant in connection with this non-recourse obligation, the registrant has determined

Mr. Rufus Decker
August 3, 2009
Page 4


     that there are no material covenants with respect to the non-recourse note that warrant footnote disclosure.

     With respect to the Note 9 regarding the borrowing facilities, the registrant proposes to add the following disclosure, as appropriate, to its future reports under "Management's Discussion and Analysis - Capital Resources and Liquidity," and will consider expanded footnote disclosure to address these issues, again as appropriate:

     "Revolving credit facility

     The Company participates with AFS and certain of its affiliates in a revolving credit facility (the "Credit Facility") comprised of a working capital facility to AFS, an acquisition facility (the "Acquisition Facility") and a warehouse facility (the "Warehouse Facility") to AFS, the Company and affiliates, and a venture facility available to an affiliate, with a syndicate of financial institutions.

     Compliance with covenants

     The Credit Facility includes certain financial and non-financial covenants applicable to each borrower, including the Company. Such covenants include covenants typically found in credit facilities of the size and nature of the Credit Facility, such as accuracy of representations, good standing, absence of liens and material litigation, etc. The Company and affiliates were in compliance with all covenants under the Credit Facility as of December 31, 200x. The Company considers certain financial covenants to be material to its ongoing use of the Credit Facility and these covenants are described below.

     Material financial covenants

     Under the Credit Facility, the Company is required to maintain a specific tangible net worth, to comply with a leverage ratio and an interest coverage ratio, and to comply with other terms expressed in the Credit Facility, including limitation on the incurrence of additional debt and guaranties, defaults, and delinquencies. The material financial covenants are summarized as follows:

           Minimum Tangible Net Worth:  $________
           Leverage Ratio (leverage to Tangible Net Worth):  ___%
           Collateral Value: Collateral value under the Warehouse Facility must exceed outstanding borrowings under that facility.
           EBITDA to Interest Ratio: Not less than [2 to 1] for the four fiscal quarters just ended.

     "EBITDA" is defined under the Credit Facility as, for the relevant period of time (1) gross revenues (including but not limited to interest income and all rents from leases) for such period minus (2) expenses deducted in

Mr. Rufus Decker
August 3, 2009
Page 5

     determining net income for such period plus (3) to the extent deducted in determining net income for such period (a) provision for income taxes and
     (b) interest expense, and (c) depreciation, amortization and other non-cash charges. Extraordinary items and gains or losses on (and proceeds from) sales or dispositions of assets outside of the ordinary course of business are excluded in the calculation of EBITDA. "Tangible Net Worth" is defined as, as of the date of determination, (i) the net worth of the Company, after deducting therefrom (without duplication of deductions) the net book amount of all assets of the Company, after deducting any reserves and other amounts for assets which would be treated as intangibles under GAAP, (U.S Generally Accepted Accounting Principles) and after certain other adjustments permitted under the agreements.

     The financial covenants referred to above are applicable to the Company only to the extent that the Company has borrowings outstanding under the Credit Facility. For the period ended December 31, 200x, the Company's Tangible Net Worth requirement under the Credit Facility was [$15,000,000] the permitted maximum leverage ratio was [1.25], and the required minimum interest coverage ratio (EBITDA/interest expense) was [2.00]. The Company was in compliance with each these financial covenants with a minimum Tangible Net Worth, leverage ratio and (EBITDA) interest coverage ratio, as calculated per the Credit Facility agreement of $_________, 0.xx, and x.xx, respectively, for the same period ended December 31, 200x. As such, as of December 31, 200x, the Company and its affiliates were in compliance with all such material financial covenants.

     Reconciliation to GAAP of EBITDA

     For purposes of compliance with the Credit Facility covenants, the Company uses a financial calculation of EBITDA, as defined therein, which is a non-GAAP financial performance measure. The EBITDA is utilized by the Company to calculate its debt covenant ratios

     The following is a reconciliation of EBITDA to net income for the period ended December 31, 200x ($'s in thousands):

Net income (loss) - GAAP basis                                      $    (x,xxx)
Interest expense                                                          x,xxx
Depreciation and amortization                                            xx,xxx
Amortization of initial direct costs                                        xxx
Reversal of provision for doubtful accounts                                  (x)
Provision for losses on notes receivable                                    xxx
Change in fair value of interest rate swap contracts                      x,xxx
Payments received on direct finance leases                                x,xxx
Payments received on notes receivables                                    x,xxx
Amortization of unearned income on direct finance leases                   (xxx)
Amortization of unearned income on notes receivables                       (xxx)
EBITDA                                                              $    xx,xxx]

Mr. Rufus Decker
August 3, 2009
Page 6

     Events of default, cross-defaults, recourse and security

     The terms of the Credit Facility include standard events of default by the Company which, if not cured within applicable grace periods, could give lenders remedies against the Company, including the acceleration of all outstanding borrowings and a demand for repayment in advance of their stated maturity. If a breach of any material term of the Credit Facility should occur, the lenders may, at their option, increase borrowing rates, accelerate the obligations in advance of their stated maturities, terminate the facility, and exercise rights of collection available to them under the express terms of the facility, or by operation of law. The lenders also retain the discretion to waive a violation of any covenant at the Company's request.

     The Company is currently in compliance with its obligations under the Credit Facility. In the event of a technical default (e.g., the failure to timely file a required report, or a one-time breach of a financial covenant), the Company believes it has ample time to request and be granted a waiver by the lenders, or, alternatively, cure the default under the existing provisions of its debt agreements, including, if necessary, arranging for additional capital from alternate sources to satisfy outstanding obligations.

     The lending syndicate providing the Credit Facility has a blanket lien on all of the Company's assets as collateral for any and all borrowings under the Acquisition Facility, and on a pro-rata basis under the Warehouse Facility.

     The Acquisition Facility is generally recourse solely to the Company, and is not cross-defaulted to any other obligations of affiliated companies under the Credit Facility, except as described in this paragraph. The Credit Facility is cross-defaulted to a default in the payment of any debt (other than non-recourse debt) or any other agreement or condition beyond the period of grace (not exceeding 30 days), the effect of which would entitle the lender under such agreement to accelerate the obligations prior to their stated maturity in an individual or aggregate principal amount in excess of [fifteen] percent ([15]%) of the Company's consolidated Tangible Net Worth. Also, a bankruptcy of AFS will trigger a default for the Company under the Credit Facility."


Exhibit 31

7. We note the missing references in the introductory portions of paragraphs 4 and 5 to "internal control over financial reporting." The registrant made the correct certification in its subsequent quarterly report on Form 10-Q for the first quarter of 2009, and will make certain that the correct certifications are filed with each of its future periodic reports. The staff has directed that the registrant file an amended Form 10-K for the

Mr. Rufus Decker
August 3, 2009
Page 7

     year ended December 31, 2008, to replace the current Exhibits 31 with new and updated Exhibits 31 with the corrected references in the introductory paragraphs to those two items. The registrant requests that its undertaking to provide the corrected certifications in all future filings be deemed to satisfy this comment without the need to file an amended Form 10-K.

     The registrant would point out that, while the introductory portions of paragraphs 4 and 5 omit the required reference to "internal control over financial reporting," the substantive portions of those paragraphs, items 4(b) and 4(d), and items 5(a) and 5(b), do contain the required references to internal control over financial reporting. The officers have therefore already certified in the Form 10-K to the design of such controls, the disclosure of any material changes to such controls in the report, and disclosure of any deficiencies or material weaknesses in such controls, or fraud by any person with a significant role in such control, to the auditors and audit committee. The registrant would further note that its subsequent quarterly report on Form 10-Q includes the complete and correct certifications for the quarter ended March 31, 2009.

     The registrant would therefore assert that its responsible officers have made the substantive certifications for the year ended December 31, 2008, have made updated certifications as of the subsequent first quarter ended March 31, 2009, and will make them as of the quarter ended June 30, 2009 and every subsequent period. The registrant believes that the potential cost and delay in its current periodic reporting that would result from preparing and filing an amended report for the purpose of correcting the introductory portions of the paragraphs should therefore outweigh any benefit to public disclosure that might be deemed necessary under these circumstances.

     As the staff is aware, the registrant and five of its affiliates are subject to this same comment, so insistence upon an amended Form 10-K would mean the registrant's management would be required to prepare six amended 10-Ks, while at the same time preparing those same six registrants' periodic reports for the quarter ended June 30, 2009, adding to the cost and potentially delaying completion of reporting for the current period. As correcting these certifications would be the only reason for such amendments to the 10-Ks, the registrant hereby requests that the staff concur that this comment is satisfied with the registrant's undertaking to make certain that the correct certifications continue to be provided in all subsequent periodic reports.


                  FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Mr. Rufus Decker
August 3, 2009
Page 8

General

8. The responsive changes proposed with respect to future annual reports on Form 10-K will, upon Staff confirmation of our proposed responses, be similarly addressed in all future interim reports.

Note 11,  Subsequent Event, page 16

9. In determining that no adjustments needed to be recorded related to this lessee (Chrysler), the Company first took into consideration that the lessee's contractual payments were current through March 31, 2009 (and up through the date of the Form 10-Q filing) and that the residual values of the underlying assets were not deemed to be impaired. The Company also received strong indications from the bankruptcy trustee that lead it to believe that all of the lease obligations would be affirmed by the lessee or its successor. Further, lease payments with respect to this lessee are assigned to a third party lender as security for a loan (March 31, 2009 balance $1.098 million) that is non-recourse to the Company.

     At March 31, 2009 total exposure of all ATEL related affiliates (including the Company) to this lessee approximates $3.1 million.*

Total Exposure to Chrysler Obligations under Lease Contracts at March 31, 2009
($ amounts in thousands)

                                                   Chrysler
                                               Obligations under
                                               lease contracts **      Total Assets                  Exposure %
                                              -------------------   -------------------   -----------------------------------------
                                                       ($ amounts in thousands)              Gross       Net (of Non-Recourse Debt)
                                              -----------------------------------------   -----------------------------------------
ATEL Financial Services, LLC                   $               -     $          31,617       0.00%                0.00%
ATEL Capital Equipment Fund IX, L.L.C.                       564                45,685       1.23%                1.23%
ATEL Capital Equipment Fund X, L.L.C.                      1,335               105,379       1.27%                1.27%
ATEL Capital Equipment Fund XI, L.L.C.                     1,215                43,022       2.82%                0.28%
                                              -------------------   -------------------   -----------------------------------------
                                               $           3,114     $         225,703       1.38%                0.90%
                                              ===================   ===================   =========================================

* The lease payments with respect to ATEL Capital Equipment Fund XI, L.L.C. are assigned to a third party lender as security for a loan that is non-recourse to the Company.

** expiring through June 2011

                                     * * * *


     The Company, in connection with the staff's review of the above referenced filing and its responses to staff comments, hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Rufus Decker
August 3, 2009
Page 9


     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned with any further comments or questions concerning the Company's reports.

                                          Very truly yours,

                                          /s/ PARITOSH K. CHOKSI

                                          By: Paritosh K. Choksi
                                          Chief Financial Officer
                                          ATEL Capital Equipment Fund XI, LLC



cc:      Ms. Nudrat Salik
         Staff Accountant
         Division of Corporation Finance, Mail Stop 4631
         Securities and Exchange Commission

         Paul J. Derenthal, Esq.
         Mr. Samuel Schussler
         Mr. Tullus Miller